

Annual Report
2018

Annual Report 2018

Throughout this document, mentions of MAINGEAR refer to Maingear Inc., a corporation formed on September 13, 2002, in Delaware including its predecessor organized in 2002 as a New Jersey Corporation (the "Company"). The Company's physical address is 206 Market Street, Kenilworth, NJ 077033.

You may contact the Company by emailing accounting@maingear.com. This annual report is posted on the Company's website, maingear.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Maingear Inc. ("MAINGEAR" or "Company") is a corporation formed on September 13, 2002 in Delaware. The Company's physical address is 206 Market Street, Kenilworth, NJ 077033. The Company's web site may be accessed at www.maingear.com. The Company continues the operations of its predecessor organized as a New Jersey corporation in 2002.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Wallace Santos

Board positions with MAINGEAR

Dates	Position	Principal Occupation
9/2002 - Present	Member	Chief Executive Officer

Positions with MAINGEAR

Dates	Position	Responsibilities
9/2002- Current	Chief Executive Officer	Focus on growing the company through the development of innovative computers which possess a mix of high-end power and performance.

Rahul Sood

Board positions with MAINGEAR

Dates	Position	Principal Occupation
9/2002 - Current	Member	Unikrn CEO

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
02/2017- Current	Unikrn	*Title*: Chief Executive Officer
		Principal Business: E-Sports Betting

Sean Cadet

Positions with MAINGEAR

Dates	Position	Responsibilities
9/2013- Present	Product Director	Product Development

Ron Reed

Positions with MAINGEAR

Dates	Position	Responsibilities
7/2013- Present	Marketing Director	Day to Day Marketing

Wendel Santos

Positions with MAINGEAR

Dates	Position	Responsibilities
9/2009- Present	Creative Director	Web Development and Brand Design

Jason Chandler

Positions with MAINGEAR

Dates	Position	Responsibilities
9/2018- Present	General Manager	Oversee Day to Day Operations

Brent Fisher

Positions with MAINGEAR

Dates	Position	Responsibilities
8/2018- Present	Community Manager	Social Media Engagement

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Wallace Santos owns 4,500,000 shares of Common Stock, representing a voting power of 73.63%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Overview

For 2019 MAINGEAR will expand on our business goals and strategy from 2018, focusing on expanding our product offerings, sales channels, and marketing initiatives to drive growth. Our strategy will include launching new and innovative desktops and notebooks, expanding our line of gaming accessories through our partnership with Micro Center, expanding our sales channel internationally and domestically through etail/retail, improving operations and efficiency for increased profitability, and focusing our marketing initiatives through our Be Next program.

New Desktops and Notebooks

For 2019 MAINGEAR will launch multiple new desktop platforms as well as a new notebook platform. The first of these products, the VYBE enthusiast platform, was launched in March. To drive growth the VYBE and future platforms will be available not only as the customizable PCs MAINGEAR has offered in the past, but also as quick shipping pre-configured systems and as DIY kits that are available through MAINGEAR and Micro Center. These new options will expand the MAINGEAR customer base and increase conversion, simplifying the purchasing process and offering options to the growing enthusiast PC market.

Gaming Accessories

Following up on the successful launch of the MAINGEAR FORMA gaming chair line that quickly became Micro Center's number one selling models, MAINGEAR is currently in development of new gaming accessories that will launch this year. Several of these products were showcased at CES this year, including the MAINGEAR classic backpack and gaming mouse mats. Offering lower cost, more accessible MAINGEAR products will increase the exposure of the MAINGEAR brand to an untapped audience.

Sales Channel

MAINGEAR will be expanding its offerings both internationally and domestically through retail, etail, and distribution partnerships. Internationally, MAINGEAR has partnered with Globalk to expand the MAINGEAR brand into the Brazil market. Globalk, who is successful in the Brazil market owning the Compaq PC brand locally, will distribute MAINGEAR PCs in Brazil. Domestically, MAINGEAR will begin offering desktops and notebooks in Micro Center stores starting in April, as well as expanding into Amazon, Newegg, and Microsoft stores.

Marketing

At CES 2019 MAINGEAR revealed its new marketing initiative, Be Next. As a comprehensive program, Be Next unifies MAINGEAR's core philosophy of empowering the PC gaming space through innovative hardware, community, and education, into a simplified message. This marketing program will drive all MAINGEAR's growth strategies including partnering with influential partners like Zedd and deadmau5.

Operations

For increased profitability and efficiency, MAINGEAR is restructuring the operational components of the business. This includes expanding and restructuring our management team, with a focus on increasing the productivity and efficiency of our production. At the start of the year we brought on a consulting team to evaluate and optimized the entirety of our assembly, purchasing, testing, support, sales, and repair process. We also have implemented and are continuing to optimize a new ERP system to manage each of these.

The strategy outlined above will help drive our growth over 2019, strengthen our existing brand, and expanding our exposure and sales into new territories.

5. How many employees does the Company currently have? (§ 227.201(e))

22

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. **Start-up investing is risky**: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. We may run out of money before we can execute our business plan.
2. **Technological Risk**: We operate in a market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid

technological advancement. Our technology may underperform the technology utilized by our competitors.

3. **Key Employee Risk**: We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. **Valuation Risk**: Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

5. **Limited Operating History Risk**: We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

6. **Risk of Security Breach**: We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services.

7. **We have primarily been focused on product development**: To compete successfully in this market, we must continue to design and develop, new and enhanced hardware and software products that provide high levels of performance and reliability at a reasonable cost. If we are unable to develop products and services that address the needs of our target customers, or to enhance and improve our products in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our products.

8. **Competition Risk**: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability.

9. **Growth risk**: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

10. **Forecast Risk**: Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stages of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

11. **Reputation Risk**: Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

12. **Risks relating to forward-looking statements**: Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current views with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

13. **Liquidity Risk**: Your investment could be illiquid for a long time or may never become liquid. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the shares or units you receive in the Netcapital offering. More importantly, there is no regular, established market for these shares or units and there may never be one. As a result, if you decide to sell these units in the future, you may not be able to find a buyer. While Netcapital currently offers a secondary transfer platform that may permit you to sell your shares to eligible buyers, there is no guarantee that you either will be able to sell your shares or units or sell them at prices that you may consider attractive or that this secondary trading platform will continue to be operated by Netcapital.   It is possible that the Company could be acquired at some point in the future or could conduct one or more offerings, public or private, that might provide liquidity to you. However, that may never happen or it may happen at a price that results in you losing money on this investment.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	9,000,000	6,111,973	Yes	N/A

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options to purchase common stock	750,000 shares reserved for the 2017 Equity Incentive Plan. Terms and grants have not been determined.	750,000

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The securities during the Netcapital raise were based off market research on our strategic partnerships and social following. Our valuation in the future will depend on these influences as well as other factors.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties (portions of § 227.201(m))

As a minority owner of MAINGEAR, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in MAINGEAR and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the Company or assets of the Company would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the Company of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The Company has no material indebtedness.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
05/2018	Common Stock	$340,434.50	Reg. CF Section 4(a)(6) and Reg D. Rule 506(c)	Operating capital

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or been proposed.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refers to the Company and its predecessors, if any. (§ 227.201(s))

Our sales increased in 2017, but at a slower rate than in the previous years. We did, however, revamp our product line, and in 2018 we are noticing an increase in sales primarily due to our new product, the F131 PC, which won multiple awards, including "Intel Enthusiast Platform of the Year Award," "Tom's Guide

Best Gaming Desktop Award," "Tom's Hardware Best in Show Award," and "HotHardware Best of CES 2018 Award."

We had a deficit in working capital at December 31, 2016, of 235,898, an improvement of $271,781, or 54%, over our working capital deficit of $507,679 at December 31, 2015.

In January 2018, we received cash proceeds of $352,915 from the exercise of warrants. However, there can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable.

We are negotiating with advisors and potential consultants that will accept shares of restricted stock in lieu of cash as payment for their services. We believe certain advisors may be helpful to the growth of the company and that all equity holders would benefit if the advisor also had an equity interest. During the offering period, we anticipate that we may issue up to 10% of our common stock in exchange for advisory services.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

MAINGEAR has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

MAINGEAR will file a report electronically with the SEC annually and post the report on its web site (www.maingear.com) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

Maingear, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Wallace Santos, certify that the financial statements of Maingear, Inc. included in this Form are true and complete in all material respects.

/s/ Wallace Santos

X_____

Name: Wallace Santos

 Title: Chief Executive Officer

Date: April 30, 2019

2017 and 2018 Financial Statements

Maingear, Inc.

Balance Shees

(Unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Cash	$ 413,968	$ 233,841
Accounts receivable	440,121	212,134
Inventory	643,076	914,388
Loan receivable - shareholder	-	12,884
Deposits	-	500
Total current assets	1,497,165	1,373,747
Auto and trucks	10,944	82,104
Furniture and equipment	120,577	107,303
Leasehold improvements	20,686	11,327
Software	8,256	-
Accumulated depreciation	(62,372)	(49,102)
Total assets	$ 1,595,256	$ 1,525,379
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	465,264	603,741
Credit cards payable	111,718	149,937
Accrued expenses	28,294	37,501
Deferred revenue	453,747	572,505
Notes and loans payable	33,899	397,924
Sales tax payable	12,769	6,285
Shareholder loan payable	64,811	79,195
Total current liabilities	1,170,502	1,847,088
Common stock, no par value, 9,000,000 shares authorized		
6,111,973, and 5,000,000 shares outstanding in 2018 an	-	
Capital in excess of par value	813,350	120,000
Accumulated deficit	(388,596)	(441,709)
Total shareholders' equity	424,754	(321,709)
Total liabilities and shareholders' equity	$ 1,595,256	$ 1,525,379

Maingear, Inc.
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenues	$ 8,559,424	$ 8,129,550
Cost of sales	6,936,116	6,783,599
Gross profit	1,623,308	1,345,951
Operating Expenses		
Payroll expenses	1,046,665	950,360
Professional fees	69,937	68,066
Advertising & promotion	40,695	51,772
Insurance	32,593	36,927
Licenses and fees	56,307	50,893
Rent	96,838	77,963
Telephone	15,164	14,396
Travel	24,495	22,632
Utilities	35,751	37,383
Depreciation	21,530	13,708
General & administrative	162,081	86,912
Total Operating Expenses	1,602,056	1,411,012
Other Income / (Expense)		
Licensing income	80,000	
interest	(30,513)	(46,210)
Loss on asset disposal	(17,626)	
Other Income / (Expense)	31,861	(46,210)
Provision for income taxes	-	-
Net Income (Loss)	$ 53,113	$ (111,271)

Maingear, Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Cash flows from operating activities:		
Net income (loss)	$ 53,113	$ (111,271)
Depreciation	13,270	13,708
Changes in operating assets and liabilities:		
Accounts receivable	(227,987)	(160,261)
Deposits and other assets	500	8,819
Inventory	271,312	28,478
Loan receivable - shareholder	12,884	(8,233)
Accounts payable	(138,477)	61,953
Credit cards payable	(38,219)	(14,060)
Accrued expenses	(9,207)	(65,843)
Deferred revenue	(118,758)	203,876
Sales tax and state tax payable	6,484	(502)
Net cash used in operating activities	(175,085)	(43,336)
Cash flows from investing activities		
Auto and trucks	71,160	(71,160)
Furniture and equipment	(13,274)	(58,474)
Software	(8,256)	
Leasehold improvements	(9,359)	(7,565)
Net cash used in investing activities	40,271	(137,199)
Cash flows from financing activities:		
Auto loan proceeds		49,495
Business loan proceeds	277	348,706
Line of credit payments	(300,000)	(63,525)
Proceeds from sale of common stock	693,350	
Shareholder loan payments	(14,384)	
loan payments	(64,302)	(48,189)
Net cash provided by financing activities	314,941	286,487
Net cash increase for period	180,127	105,952
Cash at beginning of period	233,841	127,889

Cash at end of period	$	413,968	$	233,841

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Income taxes	$	-	$	-
Interest	$	30,513.00	$	46,210.00

Maingear, Inc.

Statements of Changes in Shareholders' Equity

For the Two Years Ended December 31, 2018

(Unaudited)

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, December 31, 2016	5,000,0	$ -	$ 120,000	$ (330,438)	$ (210,438)
Net loss				(111,271)	(111,271)
Balance, December 31, 2017	5,000,0	-	120,000	(441,709)	(321,709)
Issuance of common stock	1,111,9		693,350		693,350
Net income				53,113	53,113
Balance, December 31, 2018	$ 6,111,	$ -	$ 813,350	$ (388,596)	$ 424,754